Mail Stop 4561

June 26, 2007

Mr. Robert O. Carr
Chairman of the Board and Chief Executive Officer
Heartland Payment Systems, Inc.
90 Nassau Street
Princeton, NJ   08542

      Re: **Heartland Payment Systems, Inc.**
               Form 10-K for the year ended December 31, 2006
               Filed March 9, 2007
               File No. 001-32594

Dear Mr. Carr:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

               Sincerely,

               Linda van Doorn
               Senior Assistant Chief Accountant